September 13, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Re:    OneWater Marine Inc.
Registration Statement on Form S-3
Filed September 6, 2024
File No. 333-281976
Dear Ms. Pandit:
On behalf of OneWater Marine Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 P.M., Washington, D.C. time, on September 17, 2024, or as soon as practicable thereafter.
Thank you for your assistance in this matter.
Very truly yours,

ONEWATER MARINE INC.

By:    /s/ Jack Ezzell
Name:    Jack Ezzell
Title:    Chief Financial Officer
Enclosures
cc:     Katherine Frank, Vinson & Elkins L.L.P.